(Translation)


                                                                     May 8, 2009

To Whom It May Concern:

                               Company Name: TOYOTA MOTOR CORPORATION
                               Name and Title of Representative:
                                          Katsuaki Watanabe, President
                               (Code Number: 7203
                                          Securities exchanges throughout Japan)
                               Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                               (Telephone Number: 0565-28-2121)


            Notice Concerning Distribution of Dividends from Surplus
            --------------------------------------------------------

At a meeting held on May 8, 2009, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to distribute dividends from surplus, with record date dated March 31, 2009, at the 105th Ordinary General Shareholders' Meeting to be held on June 23, 2009. In relation to the above, we hereby inform you of the following:



1. Details of dividends

    -------------------- -------------------------- --------------------------- ----------------------------
                                Amount to be
                                 proposed as                Most recent               Year-end dividend
                              Year-end dividend          dividend forecast             paid for FY2008
                                  for FY2009
    -------------------- -------------------------- --------------------------- ----------------------------
    Record Date                 March 31, 2009             March 31, 2009              March 31, 2008
    -------------------- -------------------------- --------------------------- ----------------------------
    Dividend
    per share                    35.00 yen                  Not reported                  75.00 yen
    -------------------- -------------------------- --------------------------- ----------------------------
    Total amount
    of dividends            109,755 million yen                 -                   236,195 million yen
    -------------------- -------------------------- --------------------------- ----------------------------
    Effective date             June 24, 2009                    -                      June 25, 2008
    -------------------- -------------------------- --------------------------- ----------------------------
    Source of
    dividends                Retained earnings                  -                    Retained earnings
    -------------------- -------------------------- --------------------------- ----------------------------

2. Reason for the dividend amount

   TMC deems the benefit of its shareholders as one of its priority management policies and TMC will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

   With respect to dividends for FY2009, TMC has determined that, since TMC is facing the most difficult business environment in its history, it is extremely difficult to maintain the level of dividends paid in FY2008. Therefore, TMC plans to propose a year-end dividend of 35 yen per share, a decrease of 40 yen compared with that in FY2008, and an annual dividend of 100 yen per share, combined with the interim dividend of 65 yen per share.


 [Reference]
      Details of Dividends for the fiscal year

    ------------------------------------ -------------------------------------------------------------------
                                                              Dividend per share (yen)
    ------------------------------------ ---------------------- ---------------------- ---------------------
    Record date                             End of interim          End of fiscal             Total
                                                period                 period
    ------------------------------------ ---------------------- ---------------------- ---------------------
    Dividends for FY2009                                                35.00                 100.00
    (ended March 31, 2009)                       65.00                 (plan)                 (plan)
    ------------------------------------ ---------------------- ---------------------- ---------------------
    Dividends for FY2008
    (ended March 31, 2008)                       65.00                  75.00                 140.00
    ------------------------------------ ---------------------- ---------------------- ---------------------